FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

[Excerpts of transcript of Q2 2014 Hilltop Holdings Inc. Earnings Conference Call, July 31, 2014 / 9:00 AM Eastern Time]

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Michael Rose / Raymond James:  Hey, good morning guys, couple questions for you. I know you’re not going to comment on the SWS deal too much, but I did notice, you know, some lawsuits in the Q, just wanted to get a sense for, you know, if the deal is pushed back, can you remind us if there’s a provision to extend the deadline for the transaction….?

Jeremy Ford / Hilltop Holdings Inc.:  OK, thanks Michael, this is Jeremy Ford.  On the SWS transaction, as far as the lawsuits, they weren’t necessarily unexpected by us and we are going through the process on that. I think the fact that we had a large ownership position beforehand just incites those. As far as the timing on it, we still feel like we are going to close by year-end, or hopefully some time in the fourth quarter, and we have until, March 31st is the deadline, of next year, and if we want to mutually agree to extend that deadline we can do that as well. Right now we are focused on the shareholder vote for SWS which we expect in the early part of the fourth quarter.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, Hilltop has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-196367) including a proxy statement of SWS that also constitutes a prospectus of Hilltop and other relevant documents regarding the proposed transaction.  The definitive proxy statement/prospectus will be mailed to stockholders of SWS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents filed by Hilltop or SWS with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Investor Relations at 214-252-4029.

Hilltop and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Hilltop’s executive officers and directors in Hilltop’s most recent proxy statement, which was filed with the SEC on May 2, 2014.  Additional information regarding the interests of such persons will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Hilltop using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, we do not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements about acquisitions, future financial and operating results, our plans, objectives, expectations and intentions and other statements that are not historical facts, and may be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “probable,” “projects,” “seeks,” “should,” “would” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) risks related to our pending acquisition of SWS (ii) risks associated with merger and acquisition integration, including the assets and liabilities of FNB and SWS; (iii) our ability to estimate loan losses; (iv) changes in the default rate of our loans; (v) risks associated with concentration in real estate related loans; (vi) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the Federal Deposit Insurance Corporation; (vii) changes in general economic, market and business conditions in areas or markets where we compete; (viii) severe catastrophic events in our geographic area; (ix) changes in the interest rate environment; (x) cost and availability of capital; (xi) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiii) approval of new, or changes in, accounting policies and practices; (xiv) changes in key management; (xv) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvi) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xvii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xviii) our participation in governmental programs, including the Small Business Lending Fund. For further discussion of such factors, see the risk factors described in the Hilltop Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014, and other reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.

Source: Hilltop Holdings Inc.